Exhibit 99.1

Pixie Dust Technologies, Inc. Announces Collaborative Research Agreement with Tohoku University School of Medicine

NEW YORK, NY and TOKYO, Japan, Oct. 27, 2023 - Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, announced a joint research agreement with Tohoku University School of Medicine (the “University”) for the purpose of developing and commercializing certain non-pharmaceutical skin disease treatments using wave control technology.

Since 2020, the Company has had an ongoing partnership with the University, combining the Company’s wave control technology with University resources and knowledge. While the previous focus of this partnership was on a wide range of societal healthcare issues, today’s agreement has the specific focus of pioneering an innovative, non-pharmaceutical approach to skin disease treatment using ultrasonic technology.

About Tohoku University

Name: National University Corporation Tohoku University

President: Hideo Ohno

Location: 2-1-1 Katahira, Aoba-ku, Sendai, Miyagi Prefecture

Established: June 1907

URL: https://www.tohoku.ac.jp/en/

Since its establishment in 1907, Tohoku University has been leading the way in the pursuit of truth, guided by its principles of ‘Research First,’ ‘Open Doors,’ and ‘Practice Oriented Research and Education.’ The University has produced many eminent leaders and achieved globally acclaimed research outcomes that have expanded the horizons of human knowledge and spearheaded transformation and innovation for future societies. In July 2020, the University updated the ‘Vision 2030,’ first laid out in 2018, and formulated the ‘Connected University Strategy.’ The University strongly promoted the digitalization of education, research, and co-creation with society, showcasing the roadmap towards a borderless, diverse, and truly inclusive university through the integrated use of cyberspace and physical spaces. In 2021, the University declared the ‘Green Goals Initiative,’ taking a new step toward creating a prosperous future. Moving forward, the University will continue to evolve alongside society as a comprehensive research university, addressing humanity’s shared challenges such as the Sustainable Development Goals (SDGs), the Great Reset in the post- pandemic era, and achieving carbon neutrality, all grounded on solid research.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Contact:

Pixie Dust Technologies, Inc. PR Department

Inquiry: https://pixiedusttech.com/contact/

Tohoku University Graduate School of Medicine / Medical Department Public Relations Office

Tohoku University Hospital Public Relations Office

Contact:

TEL: +81-22-717-8032

E-mail: press@pr.med.tohoku.ac.jp